Mail Stop 6010

      December 19, 2005



VIA U.S. MAIL AND FAX (650) 567-5152

Mr. Kevin C. Eichler
Vice President and Chief Financial Officer
MIPS Technologies, Inc.
1225 Charleston Road
Mountain View, California 94043

	Re:	MIPS Technologies, Inc.
		Form 10-K for the year ended June 30, 2005
		Filed September 9, 2005
		File No. 000-24487


Dear Mr. Eichler:

      We have reviewed your response dated November 5, 2005 and have the following comment. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. In our comment, we asked you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form 10-K for the year ended June 30, 2005

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page 36

Revenue Recognition, page 36

1. Please refer to our prior comment 1. We see that you allocate the total fee relating to multiple units of accounting to the individual units using the residual method. Please tell us and revise future filings to disclose why you use the residual method rather than the relative fair value method. We refer you to paragraph 12 of EITF 00-
21.


      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Julie Sherman, Staff Accountant, at (202)
551-
3640 or me at (202) 551-3603 if you have any questions regarding these comments. In this regard, do not hesitate to contact Angela Crane, Accounting Branch Chief, at (202) 551-3554.



								Sincerely,



								Jay Webb
								Reviewing Accountant

Mr. Kevin Eichler
MIPS Technologies, Inc.
December 19, 2005
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